Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

April 28, 2017

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number 0001193125-17-030637) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended, on February 3, 2017 and relating to Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Growth VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Moderate VP, Transamerica International Equity Index VP, Transamerica International Moderate Growth VP, Transamerica Small/Mid Cap Value VP and Transamerica U.S. Equity Index VP (each a “Portfolio” and collectively, the “Portfolios”), each a separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by written correspondence on March 14, 2017.

The Staff noted that all comments to a Portfolio’s summary section, as noted below, also generally apply to the disclosure with respect to the section entitled “More on Each Portfolio’s Strategies and Investments,” as well as “More on Risks of Investing in the Portfolios,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

General Prospectus Comments:

1.	Principal Investment Strategies: Please disclose any criteria as to the maturity and/or duration that the Portfolios will use when investing in debt securities.

Response: The Registrant notes that the Portfolios do not have any specific criteria or limits as to the maturity and/or duration to be used when investing in debt securities. As such, the Registrant respectfully declines to add the disclosure suggested by the Staff.

2.	Fees and Expenses – Annual Fund Operating Expenses: Please supplementally confirm that “Dividend, interest and borrowing expenses on securities sold short” is included in the line item “Other expenses” for all Portfolios that utilize short sales as a principal investment strategy.

Response: The Registrant so confirms.

3.	Principal Investment Strategies/Principal Risks: For each Portfolio, please confirm that each principal risk factor is reflected in the Principal Investment Strategies section of the prospectus. If additional non-principal risk factors are identified, please remove these risk factors, or revise the Principal Investment Strategies section to include appropriate disclosure.

Response: The Registrant so confirms.

4.	Principal Investment Strategies: Please consider adding the market capitalization ranges for any Portfolio that includes Small, Medium, Small and Medium or Large Capitalization Companies as principal risk factors, as applicable.

Response: The Staff’s comment has been noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

5.	Payments to Broker-Dealers and Other Financial Intermediaries: The Staff notes that this disclosure identifies a “bank” as an example of a ‘financial intermediary’ through which the portfolio may be purchased. Please explain supplementally whether this disclosure is applicable.

Response: The Registrant has made revisions in response to the Staff’s comment.

6.	Principal Investment Strategies/Principal Risks: For each Portfolio that includes Floating Rate Loans as a principal risk factor, please confirm if floating rate loans are to be considered alternative investments. If so, please revise each Portfolio’s principal investment strategies, as applicable.

Response: The Registrant believes that appropriate disclosure currently appears in each applicable Portfolio’s principal investment strategies disclosure.

7.	Portfolio Name/Principal Investment Strategies/Principal Risks: Please explain supplementally why the Registrant believes “Value Investing” is a principal risk of Transamerica Asset Allocation – Growth VP.

Response: The Registrant notes that the use of “Growth” in the name of the Portfolio is intended to reflect its risk-based allocation to equities versus fixed-income securities. The Registrant further notes that the Portfolio can invest in underlying growth or value portfolios. As such, the Registrant believes that it is appropriate to include “Value Investing” as a principal risk for the Portfolio.

8.	Principal Investment Strategies: Please change “The portfolio may concentrate…” to “The portfolio will concentrate…” for each Portfolio that includes concentration disclosure in their principal investment strategies. The Staff notes that the Portfolios cannot reserve discretion regarding their concentration of investments.

Response: The Registrant has made updates consistent with the Staff’s comment.

9.	Principal Risks: Please revise the Industry Concentration risk factor to remove the word ‘typically’ as the Portfolios cannot reserve discretion regarding the concentration of their investments.

Response: The Registrant has made updates consistent with the Staff’s comment.

10.	Fees and Expenses – Annual Fund Operating Expenses: Please confirm if management fees are being restated again in 2017 to reflect current fees. If not, please delete footnote 1 to the Annual Fund Operating Expenses table.

Response: Since the combination of the investment advisory and administrative services fees under one management agreement, as described in footnote 1 to the Annual Fund Operating Expenses table for the applicable Portfolios, took place during the calendar year ended December 31, 2016, the Registrant believes that footnote 1 should remain as a footnote to the Annual Fund Operating Expenses table for the applicable Portfolios. Therefore, the Registrant respectfully declines to make the revision suggested by the Staff.

11.	Principal Investment Strategies: If a Portfolio’s name includes the term “international,” please expressly describe how the Portfolio will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, a Portfolio could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Portfolio would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has made updates consistent with the Staff’s comment.

12.	Principal Investment Strategies: For each Portfolio that has one or more underlying portfolios, please add disclosure indicating that such Portfolio will consider the investments of the underlying fund or funds when determining compliance with its own names policy.

Response: The Registrant notes that none of the Portfolios that invest in one or more underlying portfolios is subject to Rule 35d-1 (i.e., the “Names Rule”). As such, the Registrant respectfully declines to make the revisions suggested by the Staff.

13.	Principal Investment Strategies: For Transamerica Small/Mid Cap Value VP, please clarify if the market capitalization range provided is for all three indexes, or just the Russell 2500® Index. If it is just the Russell 2500® Index, please include market capitalization ranges for the other indices as well.

Response: The Registrant has made updates consistent with the Staff’s comment.

14.	More on Each Portfolio’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-08, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the presentation consistent. The Registrant will consider making revisions to the section suggested by the Staff in a future update.

15.	Principal Risks/More on Risks of Investing in the Portfolios: Please confirm that the More on Principal Risks section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non- principal risks are included, describe them as such and put them in a separate section.

Response: The Registrant so confirms. It is noted that the “More on Certain Additional Risks” sub-section of the “More on Risks of Investing in the Portfolios” section provides risk information in addition to the principal risks.

16. Principal Investment Strategies: With respect to any Portfolio that invests, or plans to invest, more than 15% of its net assets in the securities issued by entities excluded from the definition of an investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act, including, but not limited to, collateralized loan obligations, collateralized debt obligations or non-agency residential mortgage-backed securities, please explain in detail how the Portfolio’s Board of Trustees determined that such holdings are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Portfolio has valued the instrument). Please include general market data on the types of investments and data on the liquidity of such instruments that the Portfolio invests in, or plans on investing in, including information about:

a.	The existence of an active market for the asset, including the number, diversity, and quality of market participants;

b.	the frequency of trades or quotes for the asset and average daily trading volume of the asset;

c.	the volatility of trading prices for the asset;

d.	bid-ask spreads for the asset;

e.	restrictions on trading of the asset and limitations on transfer of the asset;

f.	the size of the Portfolio’s position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding; The availability of, and Portfolio adviser’s access to, information on underlying loans or other assets held by collateralized loan obligations, collateralized debt obligations and borrowers; and how the Portfolio will be able to appropriately value these instruments on a daily basis; and

g.	volume and, as applicable, the number of units of the asset outstanding; The availability of, and portfolio adviser’s access to, information on underlying loans or other assets held by CLOs and CDOs and borrowers; and

h.	how the Portfolio will be able to appropriately value these instruments on a daily basis.

Response: The Registrant notes that none of the Portfolios invested more than 15% of their net assets in such securities as of December 31, 2016, and that none of the Portfolios currently plan on investing more than 15% of their net assets in such securities.

Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP

17.	Fees and Expenses – Annual Fund Operating Expenses: Please confirm supplementally that the Transamerica International Equity Index VP is a new portfolio.

Response: The Registrant so confirms.

18.	Fees and Expenses – Annual Fund Operating Expenses: With regard to the footnote disclosure concerning contractual fee waivers and portfolio expense reimbursements, please clarify that the 36-month period is from the date waived.

Response: The Staff’s comment has been noted and the Registrant will consider clarifying the footnote disclosure as suggested by the Staff in connection with a future update.

19.	Principal Investment Strategies: With respect to Transamerica International Equity Index VP, the Staff noted that the principal investment strategies must include: 1) the index provider of the MSCI EAFE Index; 2) how the components of the MSCI EAFE Index are calculated; and 3) the MSCI EAFE Index weighting methodology.

Response: The Registrant has made updates consistent with the Staff’s comment.

20.	Principal Investment Strategies: With respect to Transamerica International Equity Index VP, please provide a plain English explanation for the terms “arithmetic” and “market-value weighted average” as those terms may be confusing to investors.

Response: The Registrant has made updates consistent with the Staff’s comment.

21.	Principal Investment Strategies: Please update the principal investment strategies to include disclosure regarding the applicable indices rebalance and reconstitution process, including the frequency thereof. Additionally, please disclose an explanation of how and when the applicable indices can/will change.

Response: The Registrant has made updates consistent with the Staff’s comment.

22.	Principal Risks: With respect to Transamerica International Equity Index VP, please confirm the inclusion of Emerging Markets as a principal risk. The Staff notes that the Portfolio invests in securities of 21 developed countries.

Response: The Registrant notes that the Portfolio may invest up to 20% of its net assets in securities that are not listed in the MSCI EAFE Index, and these securities may include of emerging market countries. Accordingly, the Registrant believes that the inclusion of Emerging Markets as a principal risk for the Portfolio is appropriate.

SAI Comments

23.	Concentration Investment Policy (Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP): Please revise the following disclosure: “… provided that the portfolio reserves the right to concentrate in any industry…” to: “… provided that the portfolio will be concentrated in any industry…” in the Fundamental Investment Policies sub-section.

Response: The Registrant believes that the concentration policy as disclosed is appropriate for the Portfolios given that each Portfolio is an index fund. The Registrant further notes that many other fund complexes take the same or a similar approach with respect to the concentration policy of their funds that track a particular index. As such, the Registrant respectfully declines to revise the disclosure as suggested by the Staff.

24.	Additional Information about Fundamental Investment Policies: Please supplementally explain the types of investments that will not be considered to be ‘members of an industry’ and excluded from consideration under the Portfolios’ concentration policy. The Staff specifically notes the following: industries in which a municipal security invests, securities of foreign governments, issuers domiciled in a single jurisdiction or country and counterparties to foreign currency transactions.

Response: The Registrant has removed the noted exclusion permitting investments without limit in counterparties to foreign currency transactions.

The Registrant has not made any changes regarding the exclusion for municipal securities. The Registrant is unaware of any Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not any changes concerning the exclusion for securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration. The Registrant has therefore not made any changes to this exclusion.

With respect to these other exclusions from the Portfolios’ concentration policy, the Staff’s comment has been noted and the Registrant intends to further revise the Portfolios’ concentration policy in connection with a future update.

25.	Sub-Advisory Fees: Unless the Registrant’s exemptive order includes aggregate fee disclosure, please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Portfolio” and the “total dollar amounts that the Portfolio paid to the adviser” (emphasis added). The sub-advisory fees are paid by the manager to each sub-adviser pursuant to a sub-advisory agreement between the manager and the sub-adviser. Transamerica Series Trust is not a party to the sub-advisory agreements and is not obligated under those agreements to make any payments to the sub-advisers. The “Sub-Advisory Fees” sub-section of the SAI specifically discloses that “TAM, not the portfolios, is responsible for paying the sub-advisers for their services, and sub-advisory fees are TAM’s expense.” The Registrant further notes that Form N-1A, when seeking information concerning sub-advisers, specifically uses the word “sub-adviser.” See Item 5 of Form N-1A. For these reasons, the Registrant respectfully declines to make any changes in response to the Staff’s comment. Notwithstanding this, the Staff’s comment has been noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

Part C Comments

26.	Exhibits: Please confirm that all sub-advisory agreements state the compensation to be paid to the sub-advisor unless relying on aggregate fee disclosure.

Response: The Registrant so confirms.

Please call (832) 945-5596 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

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